Exhibit 12.1

CURAGEN CORPORATION AND SUBSIDIARY

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Loss:
Loss before income tax benefit and minority interest in subsidiary loss	$(75,605)	$(97,231)	$(80,634)	$(95,793)	$(47,968)
Add: Fixed charges	10,714	14,000	10,623	10,909	11,153

Total loss	$(64,891)	$(83,231)	$(70,011)	$(84,884)	$(36,815)

Fixed charges:
Interest expense on indebtedness (including amortization of financing costs)	$9,864	$13,172	$9,830	$10,176	$10,553
Estimated interest portion of rental expense	850	828	793	733	600

Total fixed charges	$10,714	$14,000	$10,623	$10,909	$11,153

Ratio of Earnings to Fixed Charges	(6.06)	(5.94)	(6.59)	(7.78)	(3.30)

Deficiency of Earnings Available to Cover Fixed Charges	$(75,605)	$(97,231)	$(80,634)	$(95,793)	$(47,968)